Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF MARCH 28, 2013

DATE, TIME AND PLACE: On March 28, 2013 at 12:00 noon at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The full complement of Board members.

RESOLUTION ADOPTED UNANIMOUSLY:

1.         Approved the revision of the Code of Ethics of the Itaú Unibanco Conglomerate which shall come into effect with the text in Attachment I of these minutes.

2.         Approved the creation of the Related Parties Committee, which shall have as its scope the analyses of the transactions between Related Parties, under certain circumstances and as set forth in the Policy for Transactions with Related Parties, approved by this Board of Directors on October 22, 2012, ensuring equality and transparency in order to guarantee to the stockholders, investors and other stakeholders that the Company employs the best practices of corporate governance.

The Related Parties Committee shall report to the Company’s Board of Directors, shall have as its Internal Charter the text approved as set forth in the attachment to these minutes (Attachment II) and shall be made up of 3 (three) members elected annually by the Board of Directors, being 2 (two) members of the Board of Directors deemed independent and 1 (one) member of the Company’s Audit Committee. The Chairman shall be nominated by the Board of Directors from among the Directors, elected members of the Committee.

The following are nominated to make up the Related Parties Committee for the term of office which shall exceptionally be effective until the investiture of those elected in 2013:

Chairman
NILDEMAR SECCHES, Brazilian, widower, engineer, bearer of ID RG-SSP/SP number 3.997.339-6, enrolled in the tax register (CPF) under number 589.461.528-34, domiciled in the city of São Paulo (SP) at Rua Viradouro, 63, suite 132, CEP 04538-110;

Members
PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of ID RG-IFP/RJ number 3.733.122, enrolled in the tax register (CPF) under number 548.346.867-87, domiciled in the United Kingdom at Evelyn Gardens, 32, Flat 5, London, SW7 3BJ; and

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GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of ID RG-SSP/DF umber 408.776, enrolled in the tax register (CPF) under number 101.942.071-53, domiciled in the city of  São Paulo (SP) at Rua Estados Unidos, 498, CEP 01427-000.

3.         In the light of the creation of the Related Parties Committee, the updating of the Corporate Governance Policy and the Internal Charters of the Board of Directors and the Appointments and Governance  Committee (Attachments III, IV and V, respectively) was approved.

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed.
São Paulo (SP), March 28, 2013. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho – Vice President; Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

ATTACHMENT I
Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ITAÚ UNIBANCO CODE OF ETHICS

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Contents

Contents	2
From the leadership	3
The principle of identity	4
Corporate social responsibility	4
Compliance with laws, standards and regulations	5
Labor Relations	5
The principle of interdependence	6
Clients and consumers	6
Shareholders and investors	7
Suppliers	8
Competitors	9
Public sector	9
Third Sector	11
Media	11
The principle of good faith	13
The principle of excellence	14
Professional conduct	14
Conflicts of interest	16
Information and know-how	16
Family and proximity ties	17
Outside activities and personal connections with clients and suppliers	18
Gifts and contributions	19
Scope and management of the Code of Ethics	21
Doubts and exceptions	21
Guidance and notification channels	21
Disciplinary action	23

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From the leadership

The world changes. This inescapable truth leads us to constantly rethink how we relate to society and the marketplace. This is why we felt a need to update our Code of Ethics. This document, together with our Vision and the corporate culture we call Our Way of Doing Things, contributes to the registration of our most essential values. We believe that abiding by the principles it contains contributes to ensuring Itaú Unibanco’s longevity and credibility.

Our Code is based on four basic principles: identity (what sets us apart from other companies), interdependence (the engine of social coexistence), good faith (trust generates trust) and excellence (the constant pursuit of superior quality). These principles are the inspiration for our standards. And our standards have been rewritten to become even clearer and more easily understood without losing their essence.

The Code of Ethics is and must be a document both managers and employees at our organization refer to often. Above all, its nature is educational, in addition to disciplinary, and provides attitudinal guidance appropriate to and consistent with our guidelines. This document very clearly illustrates what conducts are deemed correct, and thereby necessary, and what are regarded as incorrect, and therefore unacceptable.

Relying on this Code for guidance is like using a moral compass that enables determining the best behavior to adopt and the best decision to make with a constant eye on the common good. The Code expresses our conviction that we do not accept gain at any price and that success depends on the ability to ethically and responsibly lead.

If we all dedicate to implementing the code on an everyday, routine basis, we will surely build an even sounder and more ethical organization in which that can all take pride.

April 2013

Pedro Moreira Salles	Roberto Setubal
Chairman of the Board	CEO

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The principle of identity

▪	We are a growth, efficiency and customer satisfaction-oriented company, based on ethical business conduct and sustainable development.

Like any individual whose personal traits tell them from everyone else, each lasting organization has a corporate identity that makes it unmistakable. Identity answers a key question: who are we? That is, what traits describe us and allow the publics with which we relate and society in general to recognize us as a company apart from all others?

We, as an organization, take pride in acting correctly. To this end, we strive to build effective bonds with our stakeholders, prize the quality of our products and services, evaluate the socio-environmental impacts of our financial activities, and adopt practices that support generating shared value.

These identity traits of Itaú Unibanco’s are chiefly defined in our organizational culture and in the guidelines and governance practices summarized ahead.

Corporate social responsibility

To prevent deviation from morality and inappropriate benefits to Itaú Unibanco or third parties, we encourage ethics-oriented decision making. In order to implement this guideline:

✓
We align the business and operations of Group companies with the Vision, Culture, Sustainability Policy, Code of Ethics and other commitments reflected in our policies for people management, risk management, financial controls, audit, compliance, internal controls and corporate security (prevention against illicit acts, information security and more).

✓	We clearly and accurately disclose the information our stakeholders and society in general need to make decisions relative to our organization.

✓	We do not use any form of ruse, imposition or constraint in our activities, operations and business.

✓
We protect non-public information (restricted, confidential and internal) in such a manner as to prevent leaks from harming the organization, our stakeholders and society in general, as well as the relationships of trust formed between ourselves and stakeholders.

✓
Our operations and business take account of the dilemmas and risks associated with sensitive topics connected with the preservation of the environment and the fight against crime, such as: arms trade, power generation, mining, biodiversity, casinos, the use of asbestos, animal studies, genetic engineering, among others.

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Compliance with laws, standards and regulations

✓	We abide by the laws, standards and regulations in force in the countries in which we operate.

✓
We maintain institutional policies and practices to prevent and combat all forms of corruption (bribery, malfeasance, inappropriate favors, etc.), money laundering, fraud and all other unlawful or criminal acts.

✓	We embrace the ethics and self-regulation guidelines of the business associations of which we are members.

✓
We promote internally the perception that laws, standards and regulations do not exhaustively cover the ethical implications of all situations. For this reason, we encourage reflection on how our actions influence our stakeholders, society and the environment from an ethical perspective.

Labor Relations

We value and appreciate our employees by:

✓
Respecting human rights and promoting social diversity. This is why we adopt policies and practices to prevent and combat all manner of discrimination, harassment, prejudice and undignified working conditions (such as child or forced labor).

✓	Compensating, promoting and acknowledging appropriately based on meritocratic criteria.

✓	Maintaining education and labor safety and health programs.

✓	Assuring your rights of collective bargaining and free partisan, religious and labor union affiliation.

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The principle of interdependence

▪	Our interactions with stakeholders and society aim to share with them values and actions that foster common good.
Coexistence in society assumes recognizing that, as we depend on others, so do others depend on us. The realization of our interests cannot be had at the expense of the interests of others, under pain of stressing the bonds built with our stakeholders. For this reason, we believe that shared value is beneficial to all parties involved, and leads to perennial relations.

As a result, we foster dialog and cooperation with our stakeholders, attempt to align their interests with ours, welcome suggestions and criticism to leverage our performance, provide nimble and accurate answers to their inquiries, ceaselessly improve our products and services. In this way, we strive to turn our service into value-generation opportunities.

Clients and consumers

Clients and consumers are our raison d’être. Determining their expectations and needs and improving our actions in a perpetual effort towards synchronization are the appropriate forms of action in the banking market. Therefore:

We must

❖	Respect their freedom of choice, providing them the information they need to make crucial decisions in a clear, accurate and timely manner.

❖	Adopt easily understood contracts that clearly indicate the parties’ rights and obligations and emphasize the risks involved, so that no doubt or misunderstanding remains.

❖	Make available service channels equipped to hear them attentively and capable of quickly addressing requests, complaints and suggestions.

❖	Value their privacy and use information security and protection devices to make sure that they are used with the owners’ knowledge and to their benefit, so as to strengthen the trust they put in us.

❖	Understand clients’ needs so that we can provide information and financial solutions to help individuals and business firms maintain a wholesome relationship with money.

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It is unacceptable

❖	To use matched sales and other forms of imposition or constraint to do business.

❖	To get results at any cost, raising unrealistic expectations about a product or service, or misleading clients and consumers and thereby putting their needs and interests in the background.

❖	To disseminating information, provide advice, or negotiate based on rumors or unreliable data, under pain of causing losses to the parties.

Shareholders and investors

In order to preserve the specific interests of shareholders and investors, Itaú Unibanco deems it:

 Necessary

❖	To embrace transparent, objective and impartial practices to monitor conflicts of interest involving shareholders, managers and Itaú Unibanco.

❖
To comply with previously established rules as approved by the Shareholders’ Meeting and disclosed to the marketplace in carrying out deals or operations with related parties (controlling shareholders, managers and their respective relatives and spouses; controlled and affiliated companies, etc.), in order to maintain equitability and abide by Itaú Unibanco policies and procedures.

❖	To clearly, accurately and objectively provide the information required so that stakeholders may make informed decisions, thereby enhancing transparence.

❖	To establish mechanisms to prevent privileged information from leaking, thereby making an effective contribution to corporate governance.

❖	To prepare accounting and financial statements that strictly and clearly represent the transactions made and enable appropriate decision making on the part of stakeholders.

❖	To carry out preventive analyses of operational, financial, social, environmental and reputational risks, with the perpetuity of the business in mind.

 Unacceptable

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❖
To do business or carry out transactions with related parties with the exclusive intent to cater to the private interests of shareholders, managers or third parties, as such an action would imply misuse of power.

❖
To fail to welcome suggestions, criticism and inquiries from any related party, or to fail to respond to them in a timely, accurate and professional manner, giving rise to discontent and potential complaints.

❖
To benefit from privileged information in the sale or purchase of financial assets (shares, debentures, etc.) whether directly or by means of third parties, as such an action would involve a breach of trust.

❖	To exploit business opportunities or prospects identified by Itaú Unibanco companies, harming shareholders and investors.

❖	To leak any information whose use may interfere with the market value of Itaú Unibanco shares, as such an action may cause harm to shareholders and investors.

Suppliers

Companies like Itaú Unibanco form value chains with their goods suppliers, services providers, commercial and business partners. Our responsibility is as comprehensive as our partnerships network. As such:

 We must

❖	Adopt objective, transparent and fair selection and hiring criteria to prevent any kind of undue benefits and the discredit of partnerships formed.

❖
Support the sustainable development of suppliers, the promotion of dignified labor and compliance with legal, labor, environmental, sanitary and safety requirements, with particular emphasis on fighting unlawful or criminal action (corruption, inappropriate influence, fraud, money laundering, smuggling and others), in order to maintain alignment with the principles of our Code of Ethics.

It is unacceptable

❖
To tolerate any form of undignified labor (child and forced labor, among others) or working conditions that pose health hazards, as well as physical or psychological abuse, so as not to contribute to the underground economy and jeopardize our image.

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❖	To maintain commercial and personal tie with suppliers that may influence decision making and compromise our lack of bias.

Competitors

Competition is essential for clients and consumers to exercise their freedom of choice. We must, however, remain attentive to two kinds of practices: unlawful competition, which resorts to ruses to privilege certain firms over others, and the formation of trusts or cartels that subject the market to uncompetitive conditions that directly harm buyers of goods or services. For this reason:

We must

❖	Act in compliance with the precepts of free competition and respect our competitors’ reputation and opinions.

❖	Take part in business associations in the spirit of cooperation, with the sole purpose of improving the industries in which we operate.

❖	Respect intellectual property and refrain from using competitors’ information without their explicit consent.

It is unacceptable

❖	To engage in economic espionage practices or to obtain competitors’ plans and actions by means of shady methods.

❖	To make comments that may affect the image of our competitors, or to contribute to the dissemination of rumors about them.

❖
To engage in discussion with our competitors about sensitive matters that concern our strategic edges, such as business strategies, competitive advantages, pricing policies, contractual terms, costs, market surveys, accounting and managerial results, the development of new products, services and technologies.

Public sector

Relationships and contacts with public officials and servants demand broad transparency and strict accountability on our part. Therefore:

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We must

❖	Keep our corporate decisions free from partisan or ideological preferences in order not to compromise Itaú Unibanco’s absence of bias.

❖
Maintain relationships with a constant concern for the appearance of conflicts of interests, or the perception others may have of our conduct, in order not to cast doubt on the integrity of Itaú Unibanco.

❖
Limit our partnerships and contributions (sponsorships, donations and other), to collective good and with a view towards improved public service, as an active means to exercise our corporate citizenship.

❖
Condition any contributions to political parties or candidates to the contents of the local law and compliance with our guidelines for the improvement of citizenship and society, and all funds donated must be accounted for in accounting documents and reported pursuant to the applicable law of the countries in which we operate.

❖
Respect the strictly personal manifestation of opinion and political activities of managers and employees, as long as such practices do not explicitly represent the position of Itaú Unibanco nor amount to a hidden form of institutional support.

It is unacceptable

❖
To cater to private interests over the common good or to contribute to the private appropriation of public resources, as such practices are harmful to general interests and jeopardize the reputation of Itaú Unibanco.

❖
To enlist public officials, public servants, utility permit holders or candidates for office by means of gifts or personal benefit, whether to facilitate business or to cause them to fulfill their own legal obligations or expedite procedures, as such actions are forms of corruption in addition to being in breach of the law.

❖
To show any corporate preference for the acts and statements of governmental agents, as well as to make comments of a political nature that compromise the maintenance of strictly commercial relationships.

❖
To condition any contributions (sponsorships, donations and other) to inappropriate benefits for Itaú Unibanco, for yourself or for third parties, given the harmful effects on public interest and the Bank’s reputation.

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Third Sector

This is the sector made up of non-governmental organizations with non-economic purposes, such as associations,  foundations, Social Organizations (SOs) and Public Interest  Civil Society Organizations (“Organizações da Sociedade Civil de Interesse Público” – OSCIPs), of services of a public nature. Our relationship with this sector is one of the most important aspects of our corporate citizenship, insofar as it associates economic effectiveness with social investment and aims to contribute to the construction of a society that is more equitable in the opportunities it provides. For this reason:

We must

❖
Build partnerships with an aim towards promoting society’s sustainable development, in such a manner as to not compromise the ability of future generations to meet their own needs, strictly within the boundaries of local law and in compliance with our corporate guidelines.

❖	Target sponsorships and donations at the social, economic, educational, cultural and environmental development of the communities with which we relate.

❖	Support and encourage social actions Itaú Unibanco already develops through its Institutes and Foundations.

It is unacceptable

❖
To form partnerships with or make contributions (sponsorships, donations and other) to Third Sector organizations based on personal relationships or relationships not in line with the law and corporate guidelines.

❖	To carry out social investment actions associated with business interests.

❖	To condition social investment on the beneficiary organizations’ purchase of the bank’s products or services.

Media

We acknowledge the importance of mass media as the front line of defense of freedom of speech, of public interests and of the diversity of opinion, all of which are essential values to consolidating national democracy. Their dissemination of news and analyses is essential to inform the population and equip it with required instruments to take an informed stance before all manner of issues. Therefore:

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We must

❖
Maintain a truthful and independent relationship with the media, with the clear purpose of contributing to the fulfillment, by the means of communication, of their purpose of correctly informing public opinion.

It is unacceptable

❖	To confuse the obligation of accountability with marketing or publicity actions, in order to avoid misunderstandings that may mislead our stakeholders.

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The principle of good faith

▪	We act in good faith and take responsibility for our actions and choices.

Evidence shows that trust generates trust, sometimes redoubled. We therefore apply the traditional golden rule: to do unto others what we would have them to do to us.

We are driven by three main reasons: we know that we are not worthy of credit if we fail to give others the fair treatment they expect; we know that by being responsible for our actions and choices, we provide proof of the honesty of our purposes; we know that no business can last without firm trust among the parties. Therefore, to ensure the credibility of Itaú Unibanco and consolidate the trust put into us:

We must

❖
Practice dialogue, which means remaining open to different opinions of a constructive nature, as this makes for a lighter working atmosphere, favors socialization, opens new vistas and multiplies opportunities for innovation.

❖	Give due credit to the ideas and accomplishments of colleagues in an effort to dignify their work and safeguard what is theirs.

❖
Share non-confidential information whose lack may jeopardize others’ activities or decisions, thereby strengthening our relationship with stakeholders and society in general and improving the quality of our relationships.

It is unacceptable

❖	To mislead others into error and harm them, even if Itaú Unibanco benefits.

❖
To use Itaú Unibanco’s name or one’s position to secure personal benefits or advantages for relatives or third parties, which creates a risk of staining one’s own professional reputation and the organization’s as well.

❖	To present personal ideas, opinions and preferences as if they were Itaú Unibanco’s, its managers’ or employees’, as this undermines trust and a collaborative atmosphere.

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The principle of excellence

▪	We constantly improve the quality of our work and cultivate atmospheres that are motivational and conducive to collaboration.

In order to stand out in a highly competitive market, we must attain superior quality standards for the services we provide. Such standards, however, depend on: continued improvement of our work and the processes that support it, and a motivational, highly collaborative atmosphere of mutual respect.

Therefore, the excellence of our work emerges from a collective construction and depends, first and foremost, on the quality of our professional conduct and on how we resolve conflicts of interest.

Professional conduct

Our choices and attitudes can both have a positive influence on the trust we receive and generate discredit, giving rise to personal and professional dissatisfaction. Hence the importance of qualitative professional conduct. As a result:

We must

❖	Learn from our mistakes, acknowledging them and proposing potential preventive mechanisms, given their potential to harm colleagues and Itaú Unibanco.

❖	Do our jobs with conscience, integrity, diligence and loyalty to the interests of Itaú Unibanco.

❖	Care for the facilities, resources, equipment, machines and other working materials made available, and only use them for private purposes in emergencies and with extreme moderation.

❖
Make responsible use of the benefits provided, such as medical and dental care, banking products, food and meal vouchers, transport, parking, recreation clubs and others, as a sensible display of collaboration.

❖
Exercise our corporate citizenship by respecting the right of free partisan, religious and labor union association, complying with labor conventions and collective bargains, and abiding by labor rights and obligations.

❖
Embrace the guidelines of consumer awareness by not wasting resources such as water, power, paper, disposables, office supplies, fuel and others, in an effort to preserve the environment and recycle wherever possible.

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❖
Ensure and respect elective and voluntary participation in drives or collections for internal celebrations, gifts for colleagues, secret Santa games, or donations, without allowing the amounts given to be disclosed, in order to maintain a wholesome and cordial atmosphere.

❖	Avoid: raffles, bet pools or games with prizes; asking or giving loans from or to colleagues.

❖	Use moderation in the consumption of alcohol at internal celebrations and refrain from making excessive noise so as not to harm relationships and the proper conduction of work.

❖	Inform our direct superior of our intent to run for public office at least three months prior to filing an application for candidacy, so as to maintain orderly service.

❖
Prevent against financial imbalance, as it causes moral, psychological, professional and social damage. Use planning, prudence and responsibility to manage your personal and family affairs, making conscious use of financial resources.

❖
Base our investments, financing and loans on public information, abiding by the law and the restrictions as provided in internal policies, standards and procedures that ban the use of privileged information.

❖	Inform our manager or the relevant channel, with specific grounds, of any breach of the present Code, as proof of a vigilant spirit of collaboration with Itaú Unibanco.

It is unacceptable

❖
Discriminate against anyone for their gender, culture or ethnicity, race or skin color, social status, religion, age, marital status, sexual orientation, political or philosophical convictions, permanent or temporary physical characteristics, disabilities, and other, as such a behavior would be an act of intolerance and harmful to people’s dignity.

❖
To practice or tolerate moral harassment, which damages the personal integrity of the victims, or sexual harassment, which is an attempt to obtain sexual favors, with legal and harmful consequences for the workplace.

❖
To punish or retaliate against anyone who makes a good faith report to the relevant channels of events of harassment, discrimination or any breach of the present Code, creating an internal atmosphere of persecution, fear and discredit.

❖	To carry out personal business based on Itaú Unibanco’s information or to the detriment of one’s own responsibilities as an employee.

❖	To buy or sell merchandise or services within Itaú Unibanco facilities, so as not to waste time and embarrass colleagues.

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❖	To reproduce rumors and slander against colleagues, competitors, clients and business partners, leading to discomfort, embarrassment and even retaliation against one’s self and Itaú Unibanco.

❖	To address the press on behalf of Itaú Unibanco or any of its companies if you are not a previously authorized source.

❖
To carry out or tolerate business or transactions that may contribute to unlawful or criminal conduct, such as corruption, bribery, money laundering or fraud, in breach of the law and exposing Itaú Unibanco to severe penalties.

❖	To disseminate content opposite the values and guidelines of Itaú Unibanco (pornographic, prejudiced, illegal and others).

❖	To use illicit drugs, jeopardizing the image of Itaú Unibanco and compromising functional performance and the workplace.

Conflicts of interest

Conflicts of interest arise when the private interests of individuals or groups clash with and supersede those of Itaú Unibanco or its stakeholders. In this case, the unbiased nature of our actions is compromised and jeopardizes the reputation of Itaú Unibanco its managers and employees. Therefore, in order to not abuse the prerogatives of our position and avoid practices that might generate personal benefits or undue advantages to third parties, we promptly inform the relevant channels of any and all circumstances where the possibility of a conflict of interests exists and request guidance in connection with such.

Information and know-how

How we use the information and know-how (knowledge, techniques, technologies, methods, systems, software and others) available may lead to positive or negative outcomes, as this use has an impact both on business and people’s reputations. For this reason, the secrecy of non-public information (restricted, confidential and internal) is very important both professionally and personally. In this sense:

We must

❖	Use our information and knowledge for the good of Itaú Unibanco and, where applicable, for the good of our stakeholders.

❖	Respect the privacy of our clients and suppliers, maintaining confidentiality over their files, information, operations and services hired, under pain of jeopardizing the trust we earned.

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❖
Protect and prevent the leaking of any document or information that may cause discomfort or damage to individuals or business firms. Make sure that non-public information only circulates in the authorized areas.

❖
Request authorization from an Officer prior to using non-public information or know-how in external activities or publications, such as lectures, conferences, speeches, scientific papers, books, reviews and social media (social networks, video or photo sharing, blogs and micro-blogs), as their disclosure or amendment may cause financial losses, favor competitors, or generate negative impacts on the business or image of Itaú Unibanco.

It is unacceptable

❖
To use non-public information for private purposes or hand them to third parties without the prior consent of the owners of the information, as this may cause harm to Itaú Unibanco and its stakeholders.

❖
Remove copies of information, processes, methodologies, software and other property of Itaú Unibanco, even if developed by the employee in his or her workplace, as this would amount to intellectual property theft.

❖	Use social networks to disclose information that is the property of Itaú Unibanco, as well as to disseminate rumors or soil the reputation of managers, employees or the organization.

Family and proximity ties

Referring and hiring relatives, spouses and life partners are allowed, but may lead to actual or presumed conflicts of interests, such as the prevalence of subjective criteria about the matter where inappropriately handled.

This group of ties comprehends spouses, blood relations, affinity relations, relations by adoption, ascendants (parents, grandparents...), descendants (children, grandchildren...) or collaterals (brothers and sisters in-law, cousins, nephews and nieces, children in-law, etc.); it also includes life partners and affective relationship also includes life partners and affective relationships (boyfriend, girlfriend, etc.). In the light of this:

We must

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❖	Inform the direct manager and the person responsible for hiring where we would like to refer a spouse or relative for a job at Itaú Unibanco, so that the presence of any impediment may be determined.

It is unacceptable

To allow conflicts of interest or practices involving favoritism as a result of family or affinity ties on the part of managers and employees working: under the same officer; under different officers; or allocated in the same physical space (e.g.: branch).

Outside activities and personal connections with clients and suppliers

Any connections between managers or employees and other companies may lead to undue favor, which may soil or destroy reputations. As a result:

We must

❖	Keep our direct manager informed of our intent to pursue activities in other organizations and await their opinion based on the Corporate Ethics Policy (HF-5).

❖
Request our Officer’s explicit consent before entering into partnerships with professionals, companies and managers that are Itaú Unibanco clients or suppliers, so that the implications may be properly evaluated.

❖	Request guidance from Media Relations before taking part in interviews and media programs associated with the activities performed at Itaú Unibanco, in order to avoid misunderstandings.

It is unacceptable

❖
To do private business with workers or companies that are Itaú Unibanco customers or suppliers, or that maintain any form of relationship with Itaú Unibanco, without the prior and explicit consent of our direct manager and in non-compliance with corporate guidelines, as such ties may raise questions.

❖
To work in other organizations as a manager, employee, service provider, consultant or advisor, partner, managing partner or investing partner, where the activities of such an organization are in any way in conflict with the activities we perform at Itaú Unibanco, be it as a result of their nature or of the time spent on them, as such a circumstance creates dilemmas and may occupy some of the employee’s attention.

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Gifts and contributions

Outside relationships or commercial customs may now be labeled as attempts at solicitation or means to influence decision makers in the commercial and political realms. We may name, by way of illustration: meal invitations, gifts, offers of bonuses, prizes, personal discounts, business or leisure travel, sports events, performances, cultural spectacles, favors of any kind.

These advantages, emerging from the justification of creating affinity between parties or building closer functional ties, may be easily confused with means to circumvent rules, or interpreted as illegitimate means to expedite business. Before such a delicate issue:

We must

❖
Avoid receiving and offering such artifices that may directly or indirectly induce ties or commitments harmful to the transparency of business, except where market practices demand the exchange of courtesy and that such action is authorized within the limits provided by the corporate standards of the markets in which we operate relative to the matter.

❖	Make contributions on behalf of Itaú Unibanco (sponsorships or donations) in line with the corporate standards on the matter, especially as concerns the public sector.

❖	Keep the Internal Controls and Risks Officer in our area informed of any courtesy of contribution received.

It is unacceptable

❖
To suggest, offer, give, promise or receive gifts, contributions and favors of any kind to or from people and companies in the public and private sectors, the third sector or members of political parties, as well as to or from governmental bodies, in exchange for or for the purposes of expediting business, operations or activities for Itaú Unibanco, or with the intent of obtaining undue benefits for one’ self or third parties.

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❖
In the position of a manager or employee of the Itaú Unibanco Procurement Department, to offer or receive gifts and contributions of any kind of worth, even if only minor, to avoid rising any suspicion of impropriety.

Note: To increase our understanding of the matter, the Corporate Ethics Policy (HF-5) and the Corporate Policy against Corruption and Bribery (HF-22) specify the rules applicable to gifts and contributions.

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Scope and management of the Code of Ethics

The Code of Ethics has been approved by the Board of Directors of Itaú Unibanco Holding S.A. and applies indiscriminately to all managers and employees of the Itaú Unibanco Conglomerate in Brazil and elsewhere.

The Collegiate Ethics Bodies (Higher Ethics Commission, Ethics Committees of Itaú Unibanco companies in Brazil and elsewhere, and Conduct Committees at the Executive Areas) monitor compliance with Itaú Unibanco’s Code of Ethics and Corporate Ethics Policy (HF-5) and resolve any doubts relative to those guidelines.

The Audit Committee oversees the Corporate Ethics Program.

Doubts and exceptions

Doubts and the determination of exceptions in relation to the topics covered by the Code of Ethics must be submitted to the e-mail key:

•	Companies in Brazil and elsewhere: Ombudsman

Guidance and notification channels

The commitment of each and every one of us to the guidelines provided in this Code is the effective pillar of the soundness and longevity of Itaú Unibanco. This means that where we encounter a breach or suspected breach of a guidelines, law, regulation or standard, we must promptly report it to the appropriate channels under the following conditions:

✓	Confidentiality over the determination of facts will be strictly kept;

✓	Anonymity will be assured to those who desire it;

✓	The determination of facts will be impartial and independent;

✓	Reports or accusations without consistent grounds will be disregarded;

✓	Reports or accusations made in ill faith and with the intent of harming another will be subject to disciplinary sanctions;

✓	Disciplinary sanctions are in place against any attempt at retaliation.

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Channel	subjects	contacts
Ethics Superintendence and Ombudsman ship
Manifestations – doubts, suspicions, reports, complaints, suggestions, etc. involving:

▪ Itaú Unibanco Code of Ethics;

▪ Corporate Ethics Policy (HF-5);

▪ Relationship conflicts;

▪ Ethical dilemmas;

▪ Conflicts of interests.

•     Phone No.: 0800 721 4040

•      External e-mails:
ombudsman@ombudsman.itau-unibanco.com.br
or ombudsman.itub@terra.com.br

•     Internal e-mail: OMBUDSMAN

•     Intranet site: Portal Digital Itaú>Ombudsman>Site / Blog

•     Personal contact

Inspection Superintendence
Doubts, suspicions and reports involving:

▪ Electronic channel fraud;

▪ Document fraud of any kind;

▪ Acts of corruption and bribery;

▪ Theft and  robbery of  units and extensions, clients and employees;

▪ Breaking and entering in general;

▪ Kidnapping for ransom;

▪ Information, physical, personal and assets security incidents.

▪ Deviation of conduct on the part of employees.

•     Internal e-mail: INSPETORIA

•     Call Center: 0800 723 0010

•     System: log the event on the Itaú Events Handling System (“Sistema Itaú de Tratamento de Ocorrências” - SITO)

•     External e-mail: inspetoria@itau-unibanco.com.br

•     Internal correspondence: addressee: Gerência de Inspetoria/São Paulo

•     Postal Address: A/C Inspetoria –Av. Dr. Hugo Beolchi, 900 – piso -1 Torre Eudoro Villela – São Paulo/SP – CEP 04310-030

Audit Committee	Suspicions and reports involving: ▪ Non-compliance with laws or regulations; ▪ Fraud and error in audit, accounting and internal controls activities.

•     External e-mail:
comite.auditoria@itau-unibanco.com.br

•     Internal e-mail: COMITE AUDITORIA;

•     Postal Address: A/C Comitê de Auditoria Itaú Unibanco Holding S.A. – Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, Piso PM, São Paulo – SP – CEP: 04344-902.

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Note: The guidance and notification channels for the Institution’s International Units are specified in their versions of the Code of Ethics.

Disciplinary action

Failure to comply with the guidelines provided in this Code and the Corporate Ethics Policy (HF-5) may give rise to administrative penalties as per the internal standards of Itaú Unibanco.

ATTACHMENT II
Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

INTERNAL CHARTER OF THE RELATED PARTIES COMMITTEE

1. CHARTER – The functioning of the Related Parties Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”), as well as the presentation of opinions and the making of representations of the Committee to the management organs and the General Stockholders’ Meeting shall be regulated by this Internal Charter (“Charter”).

2. COMPOSITION – The Committee reports to the Board of Directors of the Company (“Board of Directors”) and shall be made up of 3 (three) members elected annually by the Board of Directors, being 2 (two) members from the Board of Directors of the Company considered independent and 1 (one) member from the Company’s Audit Committee.

2.1.	The Chairman shall be nominated by the Board of Directors from among the Directors, elected members of the Committee.

2.2.	The function of a member of the Committee may not be delegated.

2.3.	The Board of Directors may elect or remove members at any time.

2.4.
In the event of a seat on the Committee becoming vacant due to removal, resignation, death, proven incapacity, invalidity or loss of mandate or other reasons provided in law, the Board of Directors shall nominate the substitute to complete the term of office of the replaced member.

3. FUNCTIONS OF THE COMMITTEE – It is incumbent on the Committee to analyze the transactions between Related Parties in given circumstances and as established in the Policy for Transactions with Related Parties (“Policy”), assuring equality and transparency in such a way as to guarantee stockholders, investors and other stakeholders that the Company employs the best practices of Corporate Governance.

3.1.
The following functions shall be incumbent on the Committee in situations in which the transactions with related parties (“transactions”), according to the concept and definition pursuant to the Policy, in a single contract or in successive contracts or with the same purpose, reach in the period of 01 (one) year, an amount equal or more than 0.1% (zero decimal point one percent) of the Company’s equity (“Material Amount”):

(i)	make a prior analysis of the transaction and send the conclusions to the Board of Directors of Company, which shall expressly rule on its approval or not;

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(ii)
analyze if the transactions are in accordance with Market Conditions as set forth in the terms and conditions contained in the respective Policy and aligned with the other practices used by the Company’s Management such as the guidelines in its Code of Ethics;

(iii)
in the respective analysis, verify and highlight the advantages of the transaction to the  Company, as well as meeting the requirements in the respective Policy and further if it benefits one of the parties in an improper manner;

(iv)
submit for decision by the Board of Directors, 07 days prior to the date of the meeting of the Board which shall discuss the matter, the material with the pre-analysis and documents with respect to the transaction;

(v)	monitor compliance with the Policy, proposing its review to the Board of Directors, whenever necessary; and

(vi)	if deemed pertinent, engage outside consultants for assistance, ensuring the integrity and confidentiality of the work, without exempting the Committee from its responsibilities.

4. MEETINGS – The Committee shall meet periodically where necessary, pursuant to the rules of the Policy, upon the convening of its Chairman.

4.1.
The convening of the meetings of the Committee shall be conducted through notices which shall be sent at least 48 (forty-eight) hours prior to the meeting, by letter against receipt, telex, fax, telephone or electronic mail.

4.2.	The convening of the meeting in which all members of the Committee are in attendance is waived.

4.3.
The meetings may be in  loco, by conference call or video conference. Decisions adopted in writing shall be deemed as valid including those by facsimile or electronic mail, in this case the need for an on-site meeting being waived.

4.4.	The agenda of the meeting and supporting documentation whenever possible shall be distributed to the members of the Committee prior to the meeting.

4.5.	Resolutions shall be adopted by the majority of its members.

4.5.1.	In the event of a tie due to a vacancy on the Committee (item 2.4), exceptionally it shall be incumbent on the Chairman to cast the deciding vote.

5. DUTIES – In addition to complying with the legal duties inherent to the position, the members of the Committee shall base their conduct on the highest ethical standards as well as observing and stimulating good practices of corporate governance in the Company, rigorous confidentiality to be maintained with respect to material information related to the Company, while not officially disclosed to the market.

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5.1. The members of the Committee are subject to the same duties as the director.

6. CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, “ad referendum” of the Committee.

7. AMENDMENTS – This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.
__________________________________________

ATTACHMENT III
Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

CORPORATE GOVERNANCE POLICY

INDEX

1. PURPOSE
2. REGULATORY AND SELF-REGULATORY ENVIRONMENT
3.THE ITAÚ UNIBANCO VISION
4. CODE OF ETHICS
5. SENIOR MANAGEMENT
5.1 General Stockholders Meetings
5.2 Board of Directors and Committees
5.3 Fiscal Council
6. STOCKHOLDERS’ RIGHTS
6.1 Dividend Policy
6.2 Tag Along
7. TRANSPARENCY
7.1 Investor Relations
7.2 National and International Stock Indices
7.3 Policy Disclosure for  an Act or Material Fact, Shares Trading Policy and Disclosure and Trading Committee
7.4 Operational Rules for Treasury
8. STOCK OPTION PLAN
9. TRANSACTIONS WITH RELATED PARTIES
10. SUSTAINABILITY
11. SCOPE
12. APPROVAL
13.RELATED DOCUMENTS
14. CONTROL INFORMATION

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1. PURPOSE

This Corporate Governance Policy (Policy) consolidates the Corporate Governance principles and practices adopted by Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”).

Corporate Governance involves the management and monitoring of the relationship between the Company, the Board of Directors and the Committees related to it, including the Audit and Compensation Committees, the Executive Board, the Independent Audit, the Fiscal Council, its stockholders and the Market. Good Corporate Governance practices add value to the Company, facilitating its access to capital and contributing to its long-term viability.

The foundation stone on which Itaú Unibanco’s Policy rests is the search for excellence in Corporate Governance with a view to strengthening and creating the best conditions for the development of the institution and that of its subsidiaries.

The Policy ties in with the Bylaws, the Internal Charters of the Board of Directors and other statutory bodies and Committees, the Code of Ethics and other internal regulations of Itaú Unibanco in such a way as to reflect and consolidate the existing structures for protecting the interests of the stockholders and the market, serving as yardsticks for the management of the Company.

2. REGULATORY AND SELF-REGULATORY ENVIRONMENT

Itaú Unibanco is a financial institution with shares listed on three stock exchanges: the São Paulo Stock Exchange (BM&FBOVESPA), the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE). In the case of the latter two, trading takes place through depositary receipts representing the company’s shares (ADRs on the NYSE and CEDARs in the case of BCBA).

As a financial institution, the company is subject to the norms of the National Monetary Council (CMN) and to the rules and inspection of the Central Bank of Brazil.

As a listed company with shares trading on the above mentioned stock exchanges in Brazil, Argentina and the United States, it is subject to the rules and inspection of the local authorities which regulate the respective capital markets: the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), Comisión Nacional de Valores (CNV) and Securities and Exchange Commission (SEC) respectively, including the rules relative to Corporate Governance.

In addition, as a holding company, controlling a range of companies acting in various segments of the market, it includes under its umbrella, controlled companies which are subject to the  rules of the respective regulatory and self-regulatory authorities (if signatories) for these sectors, such as, among others, the National Council of Private Insurance (CNSP), Superintendency of Private Insurance (SUSEP), the Complementary Pension Secretariat (SPC), the Brazilian Financial and Capital Markets Entities Association (ANBIMA) and the Brazilian Association of Listed Companies (ABRASCA).

In Brazil, one of the principal regulations applicable to Itaú Unibanco reflects the adherence to  BM&FBOVESPA’s Corporate Governance Level 1 listing, to which the company signed up on a voluntary basis in June 2001. Pursuant to Level 1 listing rules, Itaú Unibanco must adopt differentiated practices of corporate governance, such as greater transparency in disclosure to the market, maintenance of a minimum free float and share dispersion via public offerings of  shares, respecting the interests of the minority stockholders. In addition, in 2011, Itaú Unibanco signed up to the ABRASCA Self-Regulatory Code for Control and Disclosure of Material Information.

In the United States, Itaú Unibanco is subject to the Sarbanes-Oxley Act of July 2002, and also the NYSE and SEC requirements applicable to foreign issuers, among them the necessity of constituting  an Audit Committee and validation of the company’s internal controls and financial statements. The establishment of  the Audit Committee is also a determination of the Brazilian legislation (CMN 3198/04 and CNSP 118/04 resolutions) as well as the constitution of the Compensation Committee (Resolution CMN 3921/10).

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3. THE ITAÚ UNIBANCO VISION

Itaú Unibanco’s vision is to be the leading bank in sustainable performance and in customer satisfaction.

For Itaú Unibanco, sustainable performance is to generate shared value for employees, clients, stockholders and society, guaranteeing the longevity of the businesses.

 One of the ways of creating  stockholder value is the adoption of best practices of Corporate Governance, a continuous and long-term process focused on the Company’s sustainable performance.

In this context, Itaú Unibanco  has established a set of 10 attitudes (Our Way of Making it Happen) which guide the way of doing business in order to relate to customers, shareholders, employees, competitors, suppliers, governments and class associations, and above all, in the way of establishing our future vision and to reach our business objectives.

4. CODE OF ETHICS

Itaú Unibanco’s operation is based on principles that sustain an organizational culture focused first and foremost on the enhancement of people, on strict compliance with the rules and regulations and on a permanent vocation for development. To assist in the implementation of these principles, since 2000, Itaú Unibanco has maintained its Code of Ethics, widely disseminated throughout the Company and periodically updated to better align Itaú Unibanco with changes in the  national and international scenario.

5. SENIOR MANAGEMENT

Senior management encompasses the General Stockholders’ Meeting and the following bodies: Board of Directors, Executive Board, Fiscal Council as well as the Committees directly related to the Board of Directors, namely the Strategy Committee, the Appointments and  Corporate Governance Committee, the People Committee, Risk Management and Capital Committee, Related Parties Committee, Compensation Committee and the Audit Committee, the latter two also being statutory committees.

The above mentioned committees (Committees) maintain a relationship with the Board of Directors, their members being elected or nominated by this body, the purpose being to create the conditions for the uniform handling and systemization of matters of strategic relevance and control of Itaú Unibanco. The Board of Directors and the Committees operate as collegiate bodies, seeking to arrive at a consensus through dialog and the systemic view which characterize Itaú Unibanco’s management.

5.1 General Stockholders’ Meetings

The supreme body of the company is the General Meeting, which brings stockholders together, either on an ordinary or extraordinary basis, through a convening notice as called for under Law 6.404/76 (Corporate Law).

The Annual General Meeting  is held in the first four months of each year, for examination, discussion and voting of the financial statements reported by management, decision on the allocation of the net income for the fiscal year, payout of dividends and election of members to the Board of Directors and the Fiscal Council. The Extraordinary General Meeting is held when convened to decide on key matters which are not the exclusive responsibility of the Annual General Meeting.

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As from 2012, the Electronic Voting Platform has been made available to the Annual and Extraordinary General Stockholders’ Meetings, which allows the stockholders to exercise their votes by electronic power of attorney, in anticipation and from  any place, without the need to attend the Meeting in loco.

5.1.1 Voting and Share Types

The Corporate Bylaws provide for two types of shares: common and preferred, both book entry, with no par value and in a single class. Each common share gives its holder the right to one vote in the General Meetings.

Preferred shares carry no voting rights  except in specific cases enshrined in the legislation. However, they give their holder (i) priority in the receipt of the annual minimum, non-accumulative dividend of R$ 0.022 per share, which will be adjusted in the event of stock or reverse stock splits; (ii) participation on equal terms to those involving common shares in the receipt of distributed profits, following assurance of payout of the dividends on common shares in (i) above, and (iii) the right in an eventual sale of control to be included in a public offering for acquisition of shares, being guaranteed a price equal to 80% of the value paid to a share with voting rights to the controlling group (tag along).

5.2 Board of Directors and Committees

Operating on a collegiate basis, the Board of Directors is a mandatory body in a listed company. Among other functions, it is incumbent on the Board to provide general guidance on the company’s business, elect the members of the Executive Board and supervise its management. It is incumbent on the Executive Board to exercise operational and executive functions in line with the guidelines established by the Board of Directors.

The structure, composition and powers of the Board of Directors is enshrined in the Bylaws of Itaú Unibanco and its rules for functioning are established in the Internal Charter. To promote the renovation of  members on the Board of Directors and pursuant to the best practices of Corporate Governance, the Corporate Bylaws of Itaú Unibanco provides for the ineligibility to the Board of Directors of people with more than 70 years of age.

The Board of Directors is  made up of natural persons and can have between 10 (ten) and 14 (fourteen) members. At the first meeting immediately subsequent to the Annual General Meeting which elected it, Board members shall choose from among their peers, the Chairman and from 1 (one) to 3 (three) Vice Chairmen.

5.2.1 Independent Member of the Board of Directors

The independence of the Board Members is designed to safeguard the Company’s interests and those of its minority stockholders, to foster the debate of ideas eventually different to those of the Directors nominated by the controlling group. In this context, the Board’s Internal Charter rules that the independent Directors may meet to examine specific themes relevant to the Company, reporting to the Chairman of the Board on the matters discussed and eventual suggestions on measures to be adopted.

An independent Director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a stockholder, part of the controlling group or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his capacity and impartiality of analysis and point of view.

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In this context for example a person may not be deemed independent  who:

- holds either a direct or indirect stake in the capital stock of the company or any other company controlled by it or under common control, equal or higher than 5% (five percent);

- is included in a stockholders’ agreement or is connected to the controlling shareholding group, directly or indirectly (through a corporate entity or due to family member ties*);

- is or has been in the past three years an employee or officer of the company or of a company under the same control or whose family member* is or has been an officer of the company or a company subject to the same control;

- is or was (or whose family member* is or was), in the last three years, the responsible technician, partner, director, manager, supervisor or any other member, with a managerial function, of the team involved in external auditing work for the company or of a company subject to the same control.

The Appointments and Corporate Governance Committee shall vouch for the independence of the Director, the said Committee’s examination not necessarily being restricted to the limits or the relationships exemplified above.

(*) Family members are spouses, blood relatives or by direct or collateral affinity to the second degree of affinity.

5.2.2 Committees related to the Board of Directors

a) Strategy Committee

Within the scope of the Board of Directors, the Strategy Committee has as its principal function,  the discussion of relevant matters and those of a significant impact. It is also incumbent on the said Committee to: (i) support the Board of Directors in the discussion with the  Executive Board of Itaú Unibanco on the strategic guidelines for  business issues; (ii) issue opinions and recommendations on strategic guidelines, thus enriching discussions and decisions of the Board of Directors; (iii) within the scope of the Board of Directors, take the initiative in discussions on key matters and those with a significant impact; (iv) review opportunities for investment submitted by the Executive Board and which have a critical impact on the business; and (v) issue opinions and recommendations on submitted investment opportunities, providing input for Board of Directors’ discussions and decisions.

With respect to Itaú Unibanco budgetary guidelines, it is incumbent on the Strategy Committee (i) to propose budgetary guidelines to the Board of Directors; (ii) to conduct an in depth  discussion with the Executive Board in order to allow the budgetary guidelines to be defined; (iii) to make recommendations to the Board of Directors, following discussion with the Executive Board, on the budget for the current year; and (iv) to advise and support the Chief Executive Officer in the monitoring of the corporate strategy for the budget.

The members of the Strategy Committee are elected annually by the Board of Directors and may be members of the Board itself, the Executive Board of the Company and of controlled companies or professionals of proven knowledge in the area.

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b) Appointments and Corporate Governance Committee

The Appointments and Corporate Governance Committee’s principal function is to monitor the governance of the Company, especially in relation to matters concerning the Board of Directors.

In this context, it is incumbent on the Appointments and Corporate Governance Committee: (i) to identify, analyze and propose candidates to the Board for submission to the General Meeting, determining if the candidate shall be deemed, if elected, an internal, external or independent director; (ii) to review periodically criteria for defining an independent director in accordance with the principles of governance and the applicable regulations, recommending to the Board any modifications deemed necessary and reevaluating the situation of each Director in the light of the new independence criteria which may eventually be established; (iii) to evaluate the functioning of the Board of Directors; (iv) to discuss and make recommendations on succession of the Chief Executive Officer, establishing a succession plan; (v) to discuss and make recommendations on guidelines and processes of selection and nomination of the Chief Executive Officer; (vi) to discuss and make recommendations on the succession of the Chief Executive Officer, establishing a succession plan; and (vii) to assist in the identification of the Directors qualified to fill vacancies on the Committees which are subordinate to the Board, including the Appointments and Corporate Governance Committee, in this context specifically providing an opinion on the independence and financial specialization for the Audit Committee. The Committee shall, and whenever deemed appropriate, propose changes in the make-up of the Board of Directors  and the Committees that are subordinated to it, as well as propose changes to the structure of the Committees which are subordinated to it, including the creation and/or extinguishment of Committees.

The Appointments and Corporate Governance Committee is also responsible for Board performance appraisal processes, being incumbent on the Committee to (i) recommend appraisal processes for the Board, Directors, Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support to the evaluation of the Board, Board Directors, Chairman of the Board, Committees and Chief Executive Officer. It is also incumbent upon this Committee to propose the apportionment of the aggregate compensation set by the General Meeting among the Directors.

Finally, based on criteria previously established by the Board of Directors, the Appointments and Corporate Governance Committee shall also examine and opine on situations where there is a potential conflict of interests between the Directors and the Companies under the umbrella of the Itaú Unibanco Conglomerate, particularly in relation to (i) situations arising from external activities carried on by the Directors, such as participation of members of the Board of Directors or the Executive Board in statutory bodies of other Companies not part of the Itaú Unibanco Conglomerate; and (ii) transactions between Directors and companies under the umbrella of the Itaú Unibanco Conglomerate.

On an annual basis, the Board of Directors shall nominate Directors to sit as members of the Appointments and Corporate Governance Committee. Notwithstanding, the Committee may also invite company executives and specialists in the area of human resources and Corporate Governance to make up the Committee.

c) People Committee

The People Committee is responsible for  deciding the principal guidelines with respect to policies for people.

With respect to the guidelines for attraction and retention of talents, it is incumbent on the People Committee to (i) debate strategies for the local and international attraction and mobility of executives; (ii) discuss, monitor and advise the Executive Board on the career of strategic talents of the Conglomerate; (iii) monitor the performance of the key executives in the Conglomerate, and the results of the trainee program; (iv) to be informed of the system of employee appraisal; and (v) provide support in establishing guidelines for monitoring and counseling  executives and (vi)  suggest employee compensation policies to the Compensation Committee including various forms of fixed and variable compensation.

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Furthermore, the said Committee has an advisory function on the skills and profile necessary for the Conglomerate to achieve its medium to long-term aspirations; to be  cognizant on the hiring tendencies in companies in the same sector; to discuss the culture, suitability of profile and the needs for training; to be informed on the policy for  training courses and processes; and to support the delineation of further education programs.

Finally, the People Committee is responsible for institutional decisions within the scope of the stock option plans sponsored by Itaú Unibanco and to approve the grant of Partners Options and Simple Options.

The Board of Directors shall annually nominate the Directors to comprise the People Committee. Notwithstanding, the Committee may also invite officers from the company and specialists in the area of human resources and Corporate Governance to make up the Committee.

d) Risk Management and Capital Committee

It is incumbent  on the Risk Management and Capital Committee to support the Board of Directors in the performance of their responsibilities relative to the management of risks and capital of the Company, submitting reports and recommendations on these themes for the resolution of the Board with respect to the: i) decision on the Company’s appetite for risk in terms of capital, liquidity, results and company franchise, ensuring these aspects are in alignment with the strategy and including: acceptable levels of capital and liquidity for the Company, types of risk to which the Company could be exposed as well as aggregate limits for each type of risk, tolerances to volatility of results and risk concentrations, general guidelines on tolerance to risks that may have an impact on the value of the Company’s franchise (example: risk of image); ii) supervision of  the Company’s risk and control management activities in order to ensure their suitability to the levels of risk assumed and to the complexity of the operations as well as the meeting of regulatory requirements; iii) revision and approval of policies and strategies for the management of capital, which establish mechanisms and procedures for maintaining the capital compatible with the risks that are taken by the institution;  iv) establishing the minimum return expected on the Company’s capital stock as a whole and its lines of business as well as monitoring performance; v) supervision of the incentive structures, including  compensation, for ensuring alignment to the objectives of risk control and creation of value; and vi) fostering improvement in the Company’s risk culture.

The Risk Management and Capital Committee shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of notorious knowledge in the area. The Chairman shall be nominated by the Board of Directors from among the Directors elected members of the Committee. The function of  member of the Committee may not be delegated. The election of the members of the Committee shall take place at the first meeting of the Board of Directors immediately following the Annual General Meeting. The Board of Directors may elect or remove members at any time.

e) Related Parties Committee

The purpose of the Committee is to analyze the transactions between Related Parties in given circumstances, assuring equality and transparency of these transactions in such a way as to guarantee stockholders, investors and other stakeholders that the Company employs the best practices of Corporate Governance.

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In the situations in which the transactions in a single contract or in successive contracts or with the same purpose, reach in the period of 01 (one) year, an amount equal or more than 0.1% (zero decimal point one percent) of the Company’s equity (“Material Amount”), it is incumbent on the Committee to make a prior analysis of the transaction and send the conclusions to the Board of Directors of the Company, which shall expressly rule on its approval or otherwise. In the analysis, it shall be incumbent on the Committee to evaluate if the transactions are in accordance with Market Conditions as set forth in the terms and conditions contained in the respective Policy and aligned with the other practices used by the Management of the Company such as the guidelines in its Code of Ethics.

The Related Parties Committee shall be made up of 3 (three) members elected annually by the Board of Directors, being 2 (two) members from the Board of Directors of the Company considered independent and 1 (one) member from the Company’s Audit Committee.

f) Compensation Committee

The Compensation Committee, a statutory body instituted by the General Meeting in April 2012, covers the definitions and discussions on compensation policies of the Itaú Unibanco Conglomerate. In the light of the growing discussions on the compensation of management of financial institutions and in order to adhere to best governance practices in effect both domestically and internationally, it is incumbent on the Compensation Committee to ensure the equilibrium of the institution’s risk management practices.

The principal functions of the Compensation Committee are to: (i) prepare the policy for compensation of the members of management of Itaú Unibanco, proposing to the Board of Directors the various forms of fixed and variable compensation as well as the benefits and special programs for recruitment and termination; (ii) discuss, analyze and supervise the implementation and operations of the existing compensation models for Itaú Unibanco S.A. and for Banco Itaú BBA S.A. (including the treasury area), discussing the general principles of the compensation policy for the employees and recommending to the Board of Directors for its correction or improvement; (iii) supervise the implementation and operations of the compensation policy for the members of management of Itaú Unibanco; (iv) review annually, the compensation policy for the members of management of Itaú Unibanco, recommending to the Board of Directors its correction or improvement; (v) propose to the Board of Directors the amount of the aggregate compensation of the members of management to be submitted to the General Meeting; (vi) evaluate and approve the compensation model for the  Chief Executive Officer as well as to approve the individual value of his compensation, including fixed and variable fees and benefits; (vii) evaluate and approve the compensation models proposed by the Chief Executive Officer for the Executive Vice Presidents of Itaú Unibanco and for the Chief Executive Officer and for the Executive Vice Presidents  of Itaú BBA as well as to approve the respective individual amounts including fixed and variable fees and benefits, being able also to evaluate the compensation models, approve the individual values including fixed and variable fees and benefits of the other managers of the Itaú Unibanco Holding Conglomerate; (viii) evaluate future, internal and external scenarios, and their possible impacts on compensation policy for members of management; (ix) analyze the compensation policy of members of management of Itaú Unibanco in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; (x) ensure that the compensation policy for the members of management is permanently compatible with the policy for risk management, with the goals and the current and expected financial situation of Itaú Unibanco and with the provision in CMN Resolution 3921/10; and (xi) prepare on an annual basis the “Compensation Committee Report”.

In addition to complying with the provisions of CMN Resolution 3921/10, the Compensation Committee shall evaluate the impacts of other legislations with respect to existing  compensation in countries where the company’s subsidiaries are operating, it being incumbent on the Committee to propose the necessary measures to ensure compliance with these norms.

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On an annual basis, the Board of Directors shall nominate the members who shall comprise the Compensation Committee, at least one of its number not being a member of management. Notwithstanding, the Committee  may also invite officers and specialists in the area of human resources and Corporate Governance to make up the Committee.

g) Audit Committee

A statutory body instituted by the General Meeting in April 2004, the Audit Committee is only required for institutions authorized to operate by the Central Bank of Brazil and for companies under the supervision of the Superintendency of Private Insurance that are part of the Itaú Unibanco Conglomerate. The Audit Committee reports to the Board of Directors. This Committee fully meets the provisions of CMN Resolution 3198/2004,  CNSP Resolution 118/2004, the Sarbanes-Oxley Act and the NYSE norms, in these latter cases where applicable to foreign private issuers.

Pursuant to its Internal Charter, approved by the Board of Directors, it is incumbent on the Audit Committee to supervise: (i) the processes of internal controls and risk management; (ii) the internal audit activities and (iii) the activities of the independent audit companies of the Itaú Unibanco Conglomerate.

It is also incumbent on the Committee to safeguard (i) the quality and integrity of the financial statements; (ii) compliance with the legal and regulatory requirements; (iii) operation, independence and quality of the work of the independent audit companies; (iv) the operation, independence and quality of the work of the Independent Audit; and (v) the quality and effectiveness of the internal control and risk management systems.

The Audit Committee is made up of at least 3 (three) and at the most, 7 (seven) members elected annually by the Board of Directors from among the latter’s members and professionals of proven technical training compatible with the responsibilities of the Committee, conditional on (i) the chairman – to be appointed by the Board of Directors – being exercised by a Director; and (ii) one of the members of this Committee, at least, shall be designated as Financial Specialist. The election of the members of the Audit Committee shall take place normally at the meeting of the Board of Directors at which the Executive Board of Itaú Unibanco is elected. In the election, the criteria of independence in the Audit Committee Regulations and the applicable regulation shall be taken into account.

In addition, the Committee must, individually or  jointly with the respective independent audit companies for the Itaú Unibanco Conglomerate, formally notify the Central Bank of Brazil and the Superintendency of Private Insurance of any eventual evidence of: (i) non-compliance with the  legal and regulatory norms, which would put the continuity of any of the Itaú Unibanco Conglomerate companies at risk; (ii) fraud of any amount perpetrated by the management of any of the Companies in the Itaú Unibanco Conglomerate; (iii) significant fraud practiced by employees of any of the Companies in the Itaú Unibanco Conglomerate, or by third parties; and (iv) errors which result  in critical inaccuracies in the financial statements of any of the companies in the Itaú Unibanco Conglomerate.

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For the semesters ending June 30 and December 31, the Audit Committee is responsible for preparing the “Audit Committee Report”, which covers information required by the prevailing  regulations. In addition to the mandatory information, in the report of December 31, also included are aspects relative to (i)  a formal evaluation of the work carried out by the internal and external audit in the fiscal year; (ii) the self evaluation of the Committee; and (iii) training of the Committee’s members.

Together with the semi-annual and annual financial statements of Itaú Unibanco Conglomerate, a summary of the Audit Committee Report is published containing its principal information. Finally, the Audit Committee Report is made available to the Central Bank of Brazil, Superintendency of Private Insurance, and the Board of Directors for a minimum term of five years as from the date of its conclusion.

5.3 Fiscal Council

The Fiscal Council is an independent management body comprising from 3 (three) to 5 (five) members elected in the General Meeting to supervise the activities of management and the independent auditors. The composition, functioning, duties and responsibilities of the Fiscal Council are established in its Internal Charter. Its responsibilities include the preparation of a technical opinion on the quarterly and annual reports submitted for approval of the stockholders (which should be made available to the stockholders up to one month prior to the date set for the Annual General Meeting). The holders of the preferred shares have the right to elect an effective member and respective alternative to this Council. Minority stockholders are equally entitled to elect an effective member where they represent jointly, 10% (ten percent) or more of the shares with voting rights.

Pursuant to Itaú Unibanco’s Bylaws, the Fiscal Council is not permanently installed and its installation depends on a decision by the General Meeting in accordance with the Corporate Law. The Fiscal Council has been uninterruptedly installed since 2000. The members nominated by the controlling stockholders of Itaú Unibanco are independent professionals with wide experience in the financial market.

6. STOCKHOLDERS’ RIGHTS

6.1 Dividend Policy

Since July 1980, Itaú Unibanco has maintained as its dividend distribution policy the monthly payout of dividends and complementary semi-annual and annual payments.

In each fiscal year, the stockholders have the right to receive as a mandatory dividend, an amount no less than 25% (twenty-five percent) of the posted net income in the same fiscal year, adjusted up or down for the specific values in letters “a” and “b” of subsection I of Article 202 of Law 6.404/76 and pursuant subsections II and III of the same legal provision. In addition to the mandatory dividend, the Board of Directors may (i) propose to the Annual General Meeting the payout of dividends calculated on the basis of retained earnings, revenue reserves and, in some cases, capital reserves and  (ii) establish the payment of interest on capital. Payment of interim dividends or interest on capital is an integral part of the mandatory dividend for the fiscal year. The amounts paid per share in dividends and/or interest on capital are equal for common and preferred shares.

The Shareholders’ Remuneration Policy may be found in the Investor Relations website (www.itau-unibanco.com.br/ri > Governança Corporativa > Regulamentos e Políticos)

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6.1.1 Dividend Reinvestment Program

The Program was launched in 2004, as a further benefit to Itaú Unibanco stockholders, permitting the automatic investment of the dividends in the purchase of preferred or common shares. Any stockholder may participate in PRD as an Itaú Unibanco S.A. current account holder, be they a personal or corporate entity.

Itaú Unibanco’s PRD was the first CVM- (Brazilian Securities and Exchange Commission) registered and approved dividend reinvestment program of a Brazilian company, having the following advantages for Itaú Unibanco stockholders: (i) offers a safe, efficient, systematic and organized share purchase alternative; (ii) allows the combination of individual share purchase offers with the offers of all the other stockholders of the same company which have adhered to the PRD, enabling an increase in investment volume and consequently a reduction in brokerage fees, if compared to a regular acquisition of shares; and (iii) promotes a gradual increase of  participation in the capital stock of the company and in distributed dividends.

6.2 Tag Along

The Tag Along is a minority stockholder defense mechanism (those stockholders not part of the controlling group) which assures them a minimum price to be paid for their shares in an eventual sale of control of the company.

Brazilian corporate legislation requires that in the event of the sale of a listed company, the acquiring party must make a public offering for the acquisition of the common shares of the non-controlling stockholders at a minimum price equal to 80% (eighty percent) of the value paid per share to the controlling group. A  General Meeting of Itaú Unibanco, held in April 2002, extended to the holders of preferred shares the same tag along right. Thus, at Itaú Unibanco, the tag along is a right granted not only to the holders of common shares (as prescribed in law), but also to the holders of the preferred shares.

BM&FBOVESPA  has included Itaú Unibanco in the ITAG – Special Tag Along Stock Index created to differentiate and enhance the profile of companies providing greater attention to their minority stockholders. As a component, Itaú Unibanco has a significant participation in the Index.

7. TRANSPARENCY

7.1 Investor Relations

The prime objective of the Investor Relations area (IR) is to transparently and accessibly disseminate information on Itaú Unibanco on which an investment in shares of its own issue can be based. Hence, the IR area seeks to consolidate and maintain Itaú Unibanco’s image of leadership and innovation in the capital markets, always underscoring respect for legal and ethical principles.

Public meetings held by the IR area are one of the most important communication channels and appreciated by investors, analysts and stockholders. The opportunity to discuss strategies and reported results with Senior Management can represent a decisive factor in making investments. BM&FBOVESPA requires that Companies listed in the levels of Corporate Governance hold at least one investors’ meeting annually.

Since 1996, Itaú Unibanco has held public meetings at the APIMEC’s (Association of Capital Markets Analysts and Investment Professionals) regional offices as well as various presentations overseas with a view to expanding the access of private individuals to these meetings. At these meetings and presentations, Itaú Unibanco aims to give a clear picture to the domestic and international financial community as to its performance, strategy for the creation of stockholder value and perspectives for the future, among other themes of investor interest.

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Other important aspects to the Investor Relations policy are the Investor Relations website and the Domestic and International Conference Calls with stockholders, analysts and potential investors which take place quarterly a day after the announcement of Itaú Unibanco Financial Conglomerate’s results and in certain instances, following the announcement of material facts. Itaú Unibanco also provides access to information on Investor Relations through TWITTER (@itauunibanco_ri) These initiatives play an important role in Corporate Governance practices and establish in a dynamic and democratic fashion the opportunity for direct contact between the stockholders, the market and Itaú Unibanco, facilitating access to key information on the Company.

7.2 National and International Stock Indexes

The success of Itaú Unibanco in its objective of excellence in Corporate Governance is manifested in its inclusion in the principal stock indexes that measure the degree of adherence of the Company to recognizably effective practices in this area. These indexes include ITAG, already cited, and the IGC - BM&FBOVESPA Corporate Governance Stock Index, a listing which groups Companies able to offer greater investor security.

In the same line, Itaú Unibanco’s shares are also now components of the BM&FBOVESPA Corporate Sustainability Stock Index (ISE) created jointly with various institutions, among them the Brazilian Corporate Governance Institute (IBGC), becoming a benchmark for socially responsible investment and a catalyst for good practices in the Brazilian corporate sector.

The shares of Itaú Unibanco have also been part of the Dow Jones Sustainability World Index (DJSI World) since its creation in 1999. DJSI World selects companies of recognized corporate sustainability, with the capacity to create long-term stockholder value, through the ability to leverage opportunities and manage the risks associated to economic, environmental and social factors. Selection not only takes into account financial performance, but principally the quality of management, which should combine economic values with social and environmental activities as a means to long-term sustainability.

7.3 Policy for Disclosure of an Act or Material Fact, Share Trading Policy and  Disclosure and Trading Committee

CVM Instruction 358 of July 2002 established that listed companies should adopt a Policy for Disclosure of an Act or Material Fact (Disclosure Policy) and may adopt a Policy for Trading of Own Shares (Trading Policy). Both were adopted by Itaú Unibanco.

In addition to the adoption of a Disclosure Policy and a Trading Policy, Itaú Unibanco has gone beyond the scope of the  above Instruction by creating a specific committee for the management of the Policies. Among the listed companies in Brazil, it is a pioneer in the creation and operation of this committee, in all its initiatives the objective being the improvement of Corporate Governance practices.

The Disclosure and Trading Committee has the prime function of administering the Trading and Disclosure  Policy. Its function shelters a range of internal initiatives for improving information flow and safeguarding the ethical conduct of its management and staff members, signatories to the  policies in order to: (i) assure the transparency, quality, equality and safety of the information provided to stockholders, investors, the press, governmental authorities and to other capital market agents; (ii) respect and to apply the criteria established in the policies such that members of management, stockholders, controllers and employees, as well as third parties that have a professional relationship or one of trust with the company, adhere to ethical and legal standards in the trading of the company’s securities, or securities benchmarked to them; (iii) evaluate Trading Policy guidelines and procedures and those which must be pursued in the disclosure of an act or material fact and in maintaining the confidentiality of such information, established by the Disclosure Policy as well as to examine the content of press releases prior to their publication; (iv) monitor and regulate adherence  of the management and other employees of the Itaú Unibanco Financial Conglomerate  to the Policies, and (v) verify cases of violations of the Policies, submitting eventual infringements to the Board of Directors and the Ethics Committee.

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The Committee meets quarterly whenever convened by the Investor Relations Officer, in his position as a permanent member of the Committee. The Committee is also made up of between 2 (two) and 10 (ten) members nominated to it among the members of the Board of Directors, the Executive Board of the Company and of controlled Companies and among professionals of proven knowledge in the capital markets area.

7.4 Operational Rules for Treasury

In November 2004, following a broad-based national and international survey of best Corporate Governance practices, Itaú Unibanco became the first Brazilian company on a voluntary basis to adopt Operating Rules for the Trading of Shares for Treasury. These rules now govern trading in shares issued by Itaú Unibanco on stock exchanges where its shares are eligible for trading.

In Itaú Unibanco management’s view, the adherence to these Rules has brought numerous benefits, among which the reduction in operational, financial and strategic risk, the creation of an internal culture for these operations in the capital markets, the reduction in the possibility of market concentration or improper price fixing, the underscoring of the strategy for the repurchase of securities focused on the preservation of liquidity and stockholder value. All this leads to a greater transparency for this type of operation.

8. STOCK OPTION PLAN

Since 1995, Itaú Unibanco has been offering the grant of stock options involving shares of its own issue, permitting the alignment of the interests of the executives with those of Itaú Unibanco in so far as they share the same risks and gains provided by the appreciation of the Company’s shares.

The purpose of the Stock Option Plan is to make officers and directors parties to the medium and long-term development of the Company, thus allowing them to participate in the enhancement in value which their work and dedication has brought to the shares of the Company. The People Committee is responsible for the management of the Plan, designating each year those eligible to receive options, their quantity and price as well as taking institutional decisions according to the scope of the Stock Option Plan which covers both the executives of Itaú Unibanco as well as those of other companies of the Conglomerate.

9. TRANSACTIONS WITH RELATED PARTIES

The transactions between Itaú Unibanco  and related parties is conducted according to the legal and ethical norms.

Itaú Unibanco assures the equality and transparency of the transactions through the medium of the “Policy for Transactions with Related Parties” (“Policy”) wherein rules are established and procedures consolidated for these transactions.

According to the conditions and values involved and provided in the Policy, the transactions shall be the subject of preliminary analysis by the Related Parties Committee, being submitted for approval of the Board of Directors (pursuant to item 5.2.2, “e”, above). In other cases, the transactions shall be sent for the appreciation of Itaú Unibanco’s Ethics and Ombudsman Area for an opinion and reported quarterly to the Board of Directors of the Company.

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These rules and procedures can be found detailed in the Policy for Transactions with Related Parties available from the Investor Relations website (www.itau-unibanco.com.br/ri > Governança Corporativa > Regulamentos e Políticas).

10. SUSTAINABILITY

Sustainability for Itaú Unibanco is the essential competency  in the quest for building sustainable performance based on the incorporation of the real  needs of our customers, the understanding of  the new social dynamics and for addressing the growing environmental challenges.

 Itaú Unibanco’s sustainability strategy focuses on matters of the highest importance for the Company and for the businesses of the Conglomerate: financial education, socio-environmental risks and opportunities, dialog and transparency.

To enhance the sustainability agenda in the decision-making process of Itaú Unibanco, structured sustainability governance has been established at three levels: Sustainability Supervision Committee (made up of members of the Board of Directors); Sustainability Executive Committee (made up of members of the Executive Committee); and the Sustainability Committee (made up of officers and area heads).

Other collegiate organs (Board of Directors, committees and commissions) of Itaú Unibanco also cover matters related to sustainability. Among these bodies, notable are: the Senior Ethics Committee, the Audit Committee, the Disclosure and Trading Committee, the Processes and Products Evaluation Committee, the Socio-environmental Risk Committee and the Prevention Commission for Combating Illicit Acts.

Itaú Unibanco is  a signatory of various voluntary national and international commitments among them: the Global Compact, Equator Principles, Carbon Disclosure Project (“CDP”), Principles for Responsible Investments (“PRI”) and the Global Reporting Initiative (“GRI”). To access all the voluntary commitments to which the Conglomerate is a signatory, go to:
http://ww2.itau.com.br/sustentabilidade/_/no-itau-unibanco/compromissos-parcerias-e-representacoes/compromissos.aspx

Itaú Unibanco implements its social and cultural investments through the Itaú Social Foundation, the  Unibanco Institute and the Itaú Cultural Institute, the first two focused on public education and the third on the dissemination of Brazilian culture.

11. SCOPE

Itaú Unibanco’s Corporate Governance Policy is published in the website www.itau-unibanco.com.br/ri .

It is applicable to Itaú Unibanco Holding S.A. and to its controlled companies in Brazil and overseas.

The operational companies with shares listed on the stock exchange have their own rules of Corporate Governance.

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12. APPROVAL

This Policy was approved by the Company’s Board of Directors at its meeting on March 28, 2013.

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ATTACHMENT IV

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

INTERNAL CHARTER OF THE BOARD OF DIRECTORS

1.	CHARTER - This Internal Charter (“Charter”) shall govern the execution of the legal and statutory powers of the Board of Directors (“Board”) of Itaú Unibanco Holding S.A. (“Corporation”).

2.
COMPOSITION - The Board shall have at least 10 (ten) and at the most 14 (fourteen) members, it being incumbent on the General Stockholders’ Meeting which elected its members, to initially establish the number of members to comprise this body during each term of office.

2.1.
At the first meeting following the General Stockholders’ Meeting which elected the members, the Board shall choose from among its members, its Chairman and from 1 (one)  to 3 (three) Vice Chairmen. In the event of a vacancy, absence or incapacity, the Chairman shall be substituted by one of the Vice Chairmen.

2.2.	The composition of the Board shall be evaluated annually to ensure the complementary nature of the competencies of its members pursuant to item 10 below.

3.
BOARD COMMITTEES – In order to ensure the best contribution possible on the part of its Directors with respect to the various matters for which the Board has responsibility, the Board shall have the powers to approve the structure of the committees and sub-committees that shall report to it (“Committees”).

4.	ELECTION AND COMPOSITION OF THE COMMITTEES – At the same meeting pursuant to item 2.1 above, the members of the Committees already in existence shall be elected.

4.1.
The following committees shall report to the Board: (i) Audit Committee; (ii) Capital Risk Management Committee; (iii) Personnel Committee; (iv) Appointments and Corporate Governance Committee; (v) Strategy Committee; (v) Compensation Committee and (vii) the Related Parties Committee.

5.
FUNCTIONS OF THE BOARD AND THE CHAIRMAN OF THE BOARD – In general terms, the Board shall be responsible for defining the strategy of the Corporation and of its controlled companies, examining matters of material importance to the Corporation, and effectively supervising its management to the benefit of stockholder interests.

5.1.	The Board shall exercise the activities within its powers as established in the Bylaws of the Corporation as approved in the General Stockholders Meeting.

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5.2.
The Board shall establish the general guidance of the businesses of the Corporation, being responsible for considering matters included in the meetings’ agenda, as decided by the Chairman of the Board, after receiving suggestions from the other board members and the President of the Executive Board.

5.3.
Without derogating from the legal and statutory requirements, the Board shall have as its purpose, in the election of the Executive Board of the Corporation and of its controlled companies, where applicable, the composition of teams of officers aligned to the values of the Corporation, and with the ability to reconcile in a harmonious manner, the interests of the stockholders, managers and employees, as well as the company’s social and environmental responsibilities in accordance with the legislation and ethical standards.

5.4.
The Chairman of the Board shall be the supreme representative of the interests of all the stockholders, promoting performance, ethics and corporate values. It is incumbent upon the Chairman of the Board in general lines (i)  to coordinate the activities of the Board, deciding the agenda and focusing discussions on the future and strategic questions; (ii) to ensure that the Directors receive necessary information for adopting resolutions in a satisfactory manner; (iii) to retain and share with Directors and members of the Committees current knowledge on challenges and opportunities  related to the global financial market; (iv) to guarantee that the performance of the Board, of the Directors and members of the Committees are evaluated with the purpose of improving  execution of their functions on a continuous basis; (v) to facilitate the interaction of the members of the Board, counseling them on the resolution of conflicts; (vi) on the basis of the recommendations of the Appointments and Corporate Governance Committee, execute the board members’ succession plan.

6.	MEETINGS - The Board shall hold ordinary meetings 8 (eight) times annually to be held according to the annual calendar set by its Chairman.

6.1.
It is incumbent on the Chairman of the Board, at his/her discretion, to convene extraordinary meetings, including when so proposed by any member of the Board (“Director”) or by the President of the Executive Board.

6.2.	For reasons of urgency, meetings may be held by means of conference call or video conference.

6.3.	Convening notices are waived for meetings where the full quorum of Directors is present.

6.4.
The Chairman may, at his/her own discretion or upon the request of any Director, as the case may be, invite to  the Board meetings any employees of the Corporation or its controlled companies, or respective outside consultants, to provide clarifications on matters pertaining to his/her responsibility or specialty.

6.5.	The Board shall seek, wherever possible, to reach decisions by consensus.

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6.6.	Notwithstanding the provision in the preceding item, Board resolutions shall be adopted by an absolute majority of the votes of the Directors.

6.7.
The independent Directors may meet to examine specific matters of interest to the Corporation, such a meeting to be convened by the longest serving Director on the Board or, in the event of a tie, by the oldest Director, in either case, the said Director reporting to the Chairman of the Board on the matters discussed and eventual suggestions.

7.
AGENDA AND SUPPORTING DOCUMENTATION - Wherever possible, the Chairman shall send to members of the Board, supporting documents of the matters to be discussed together with the agenda of each meeting at least 5 (five) business days prior to the said meeting to allow each Director to become adequately conversant with these matters and prepare himself to collaborate to the full in the discussions.

7.1.
At the first ordinary meeting of each fiscal year, the President of the Executive Board shall inform the Board of the annual budget approved by the Executive Board, and, at the other ordinary meetings during the year, provide information on its execution.

7.2.
Having duly informed the Chairman of the Board, any Director may request information and clarifications from an Officer of the Corporation, on a matter affecting the Board’s prerogatives, as well as, if necessary, request an outside expert opinion, the cost of which to be borne by the Corporation, on a specific theme upon which it is incumbent on him to examine in his capacity as a member of the Board, passing on the information and documents obtained to the Chairman of the Board within the prior timeframe necessary to comply with the period pursuant to item 7 above.

8.
DUTIES – The members of the Board, in addition to complying with the legal duties inherent in the position, shall be guided in their conduct by the highest standards of ethical behavior and comply with good corporate governance practice in the Corporation.

8.1.	The Directors shall maintain any material information related to the Corporation rigorously confidential, if and while such has not been officially disclosed to the market.

9.	CONFLICT OF INTERESTS – The Directors shall conduct themselves in an impartial manner, the following rules applying for preventing cases of conflict of interests.

9.1.
Members of the Board may not participate in deliberations on matters where their interests conflict with those of the Corporation. It is incumbent on each member to inform the Board on a conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, prior to the beginning of any discussion on each item.

9.2.
On the occasion of the first meeting following his election, the elected Director shall inform members of the Board: (a) the principal activities in which he is involved extraneous to the Corporation, (b) participation on boards of other companies, pursuant to the limit established in item 9.2.1 below; and (c) the commercial relationship with companies in the Itaú Unibanco Conglomerate, including cases where services are rendered to these companies. This information shall be provided annually and always when there is a new event which requires making current this type of information.

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9.2.1.
The Directors may only sit on at the most, 4 (four) boards of directors of companies that do not belong to the same economic conglomerate.  The exercising of this function in philanthropic entities, clubs or associations shall be excluded for the purposes of this restriction. The said restriction may be exceeded upon approval from the Appointments and Corporate Governance Committee.

9.3.
Should a member of the Board or company controlled or governed by him execute an operation with companies in the Itaú Unibanco Conglomerate, the following rules must be complied with: (a) the operation must be concluded according to the prevailing market conditions; (b) if the operation is not a usual one or involves the rendering of services, reports by companies of undoubted reputation  shall be issued evidencing that the operation was concluded under prevailing market conditions; and (c) the operation must be notified and conducted by the Related Parties Committee, by the Ethics and Ombudsman Area or by the habitually competent channels in the Itaú Unibanco Conglomerate pursuant to the rules and conditions in the Policy for Transactions with Related Parties.

10.
ANNUAL EVALUATION – An evaluation of the Board, its Chairman and the Committees shall be undertaken on an annual basis as well as a self-evaluation of the Directors. The Appointments and Corporate Governance shall provide methodological and procedural support for the evaluation process.

11.	TECHNICAL AND ADMINISTRATIVE SUPPORT – The work of the Board, which shall be recorded in minutes, shall have the technical and administrative support of the executive body of the Corporation.

12.	CONTINGENCIES NOT COVERED BY THE CHARTER – Contingencies not covered by this Charter shall be resolved by the Chairman, ad referendum of the Board.

13.	AMENDMENTS – This Charter may be amended by the Board, on the proposal of the Chairman or of any 3 (three) of its members.
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ATTACHMENT V
Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE
INTERNAL CHARTER

1.
CHARTER – The functioning of the Appointments and Corporate Governance Committee  (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2.	The function of a Committee member is not delegable.

2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in the discussions within the scope of the Board of Directors on matters relating to governance of the company, the Committee being responsible for the following assignments:

I - With respect to Corporate Governance guidelines:

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 2

a.
On the basis of criteria pre-established by the Board of Directors, analyze and express an opinion on situations of potential conflict of interests between Board members and companies comprising the components of the Itaú Unibanco Conglomerate, more particularly on situations arising from the outside activities conducted by Board Directors such as the participation of members of the Board or the Board in statutory bodies of other companies which are not components of the Itaú Unibanco Conglomerate;

b.	propose the allocation of the aggregate compensation set by the General Meeting among Board Members;

c.	whenever deemed convenient, recommend to the Board of Directors changes in the make-up of the Board of Directors and the Committees which are subordinated to it;

d.	whenever deemed convenient, recommend to the Board of Directors changes in the structure of the Committees which are subordinated to it, including the creation and/or extinguishment of Committees.

II - With respect to guidelines for selection and appointment:

a.
identify, analyze and propose candidates to the Board of Directors for introduction to the General Meeting, determining if the candidate  shall be considered, if elected,  an internal, outside or independent director;

b.
periodically review the criteria for defining an independent, internal or outside director according to the governance principles and the applicable regulations, recommending to the Board of Directors any modifications necessary and reassessing the condition of each Board Director in the light of the new criteria for independence which may eventually be established;

c.	evaluate the functioning of the Board of Directors;

d.	discuss and make recommendations on the succession of the Chairman of the Board of Directors and the Directors;

e.	discuss and make recommendations on guidelines and processes for selection and appointment of the Chief Executive Officer;

f.	discuss and make recommendations on the succession of the Chief Executive Officer; and

g.
assist in the identification of the Board Directors qualified to fill vacancies on the Committees which are subordinated to the Board of Directors, including the Appointments and Corporate Governance Committee, it being incumbent on the Committee specifically to provide an opinion on the independence and financial specialization to the Audit Committee.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 3

III - With respect to the guidelines for appraisal:

a.	recommend processes for appraising the Board of Directors, Board Directors, Chairman of the Board, Committees and the Chief Executive Officer; and

b.	give methodological and procedural support to the appraisal of the Board of Directors, Board Directors, Chairman of the Board, Committees and the Chief Executive Officer.

3.1. The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least annually upon the convening of its Chairman.

4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

4.2.	The convening notice is waived for a meeting where all members of the Committee attend.

4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

4.5.	The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.7.
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 4

5.1. The members of the Committee are subjected to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.
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